GREENPOWER MOTOR COMPANY INC.

CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

For the Three Months Ended June 30, 2026 and June 30, 2025

(Expressed in US dollars)

(Unaudited)

GREENPOWER MOTOR COMPANY INC. Consolidated Condensed Interim Financial Statements (Expressed in US Dollars) (Unaudited)

June 30, 2026

Unaudited Consolidated Condensed Interim Statements of Financial Position	3

Unaudited Consolidated Condensed Interim Statements of Operations and Comprehensive Loss	4

Unaudited Consolidated Condensed Interim Statements of Changes in Equity / (Deficit)	5

Unaudited Consolidated Condensed Interim Statements of Cash Flows	6

Notes to the Unaudited Consolidated Condensed Interim Financial Statements	7 - 26

GREENPOWER MOTOR COMPANY INC.
Consolidated Condensed Interim Statements of Financial Position
As at June 30, 2026 and March 31, 2026
(Expressed in US Dollars)
(Unaudited)

	June 30, 2026	March 31, 2026
Assets
Current
Cash (Note 3)	$17,557	$328,086
Accounts receivable, net of allowances (Note 4)	117,220	331,822
Other receivable (Note 14)	1,318,750	-
Current portion of finance lease receivables (Note 5)	27,298	57,982
Inventory (Note 6)	24,215,546	23,825,379
Restricted deposit (Note 9)	-	407,726
Prepaids and deposits	444,798	362,064
	26,141,169	25,313,059
Non-current
Finance lease receivables (Note 5)	37,298	33,945
Right of use assets (Note 7)	4,360,961	4,569,336
Property and equipment (Note 8)	577,339	718,557
Prepaids and deposit	53,321	53,322
	5,028,919	5,375,160
Total Assets	$31,170,088	$30,688,219

Liabilities
Current
Line of credit (Note 10)	$2,056,535	$1,452,615
Revolving term loan facility (Note 11)	3,588,467	3,591,924
Term loan facility (Note 12)	1,662,100	1,628,858
Accounts payable and accrued liabilities (Note 19)	4,361,420	3,891,760
Deferred revenue (Note 17)	2,767,297	2,576,050
Current portion of lease liabilities (Note 7)	834,041	811,034
Current portion of loans payable to related parties	-	100,000
Series A convertible preferred share liability (Note 14)	1,425,000	1,643,214
Current portion of warranty liability (Note 21)	800,304	817,482
Other liabilities	-	8,567
	17,495,164	16,521,504
Non-current
Convertible debentures (Note 13, Note 19)	4,349,076	5,654,279
Lease liabilities (Note 7)	4,503,572	4,741,229
Loans payable to related parties (Note 19)	-	519,436
Warranty liability (Note 21)	1,659,560	1,702,977
	10,512,208	12,617,921
Total Liabilities	28,007,372	29,139,425

Equity / (deficit)
Share capital (Note 14)	90,906,715	86,544,102
Reserves	16,836,561	16,831,295
Equity portion of convertible debentures (Note 13)	853,079	1,097,308
Accumulated other comprehensive income (loss)	95,709	112,999
Accumulated deficit	(105,529,348)	(103,036,910)
	3,162,716	1,548,794
Total Liabilities and Equity	$31,170,088	$30,688,219

Nature and Continuance of Operations and Going Concern - Note 1

Approved on behalf of the Board on August 14, 2026

/s/ Fraser Atkinson	/s/ Mark Achtemichuk
Director	Director

(The accompanying notes are an integral part of these consolidated condensed interim financial statements)

GREENPOWER MOTOR COMPANY INC.
Consolidated Condensed Interim Statements of Operations and Comprehensive Loss
For the Three Months Ended June 30, 2026 and 2025
(Expressed in US Dollars)
(Unaudited)

	June 30,	June 30,
	2026	2025

Revenue	$439,148	$1,549,467
Cost of Sales (Note 6)	89,064	1,187,785
Gross Profit	350,084	361,682

Sales, general and administrative costs
Salaries and administration (Note 19)	822,394	1,776,269
Depreciation (Notes 7 and 8)	205,489	412,166
Product development costs	71,356	165,951
Office expense	(15,814)	148,869
Insurance	221,457	408,495
Professional fees	585,267	710,301
Sales and marketing	810	60,261
Share-based payments (Notes 15 and 19)	5,266	184,144
Transportation costs	56,911	64,989
Travel, accomodation, meals and entertainment	12,000	7,747
Allowance (recovery) for credit losses (Note 4)	(2,152)	7,467
Total sales, general and administrative costs	1,962,984	3,946,659

Loss from operations before undernoted	(1,612,900)	(3,584,977)

Interest and accretion	(769,594)	(571,898)
Foreign exchange (loss) / gain	3,075	(6,976)
(Loss) on sale of equipment	(17,469)	-

Loss for the period	(2,396,888)	(4,163,851)

Other comprehensive income / (loss)
Cumulative translation reserve	(17,290)	44,669

Total comprehensive loss for the period	$(2,414,178)	$(4,119,182)

Loss per common share, basic and diluted	$(0.42)	$(1.40)
Weighted average number of common shares outstanding, basic and diluted	5,662,230	2,964,226

(The accompanying notes are an integral part of these consolidated condensed interim financial statements)

GREENPOWER MOTOR COMPANY INC.
Consolidated Condensed Interim Statements of Changes in Equity / (Deficit)
For the Three Months ended June 30, 2026 and 2025

	Share Capital
			Series B Convertible				Accumulated other
(Expressed in US Dollars)	Common shares		Preferred Shares		Equity Portion		comprehensive	Accumulated
(Unaudited)	Number	Amount	Number	Amount	of Debentures	Reserves	income (loss)	Deficit	Total

Balance, March 31, 2025	2,949,116	$80,538,262	-	$-	$-	$15,239,622	$39,657	$(97,423,507)	$(1,605,966)

Shares issued	45,045	197,964	-	-	-	-	-	-	197,964

Share issuance costs	-	(34,194)	-	-	-	-	-	-	(34,194)

Warrants issued	-	-	-	-	-	200,000	-	-	200,000

Fair value of stock options forfeited	-	-	-	-	-	(35,862)	-	35,862	-

Share based payments	-	-	-	-	-	184,144	-	-	184,144

Cumulative translation reserve	-	-	-	-	-	-	44,669	-	44,669

Net loss for the period	-	-	-	-	-	-	-	(4,163,851)	(4,163,851)

Balance, June 30, 2025	2,994,161	$80,702,032	-	$-	$-	$15,587,904	$84,326	$(101,551,496)	$(5,177,234)

Balance, March 31, 2026	5,029,291	$82,628,972	4,200	$3,915,130	$1,097,308	$16,831,295	$112,999	$(103,036,910)	$1,548,794

Shares issued for convertible debenture interest	257,638	371,000	-	-	-	-	-	-	371,000

Series A preferred shares converted to common shares	1,494,423	1,682,021	-	-	-	-	-	-	1,682,021

Related party loans converted into series B preferred shares	-	-	552	524,400	-	-	-	-	524,400

Convertible debentures converted into series B preferred shares	-	-	1,640	1,489,642	(244,229)	-	-	-	1,245,413

Dividends on series B preferred shares	-	-	-	95,550	-	-	-	(95,550)	-

Shares issued from conversion of warrants	256,410	200,000	-	-	-	-	-	-	200,000

Share based payments	-	-	-	-	-	5,266	-	-	5,266

Cumulative translation reserve	-	-	-	-	-	-	(17,290)	-	(17,290)

Net loss for the period	-	-	-	-	-	-	-	(2,396,888)	(2,396,888)

Balance, June 30, 2026	7,037,762	$84,881,993	6,392	$6,024,722	$853,079	$16,836,561	$95,709	$(105,529,348)	$3,162,716

GREENPOWER MOTOR COMPANY INC.
Consolidated Condensed Interim Statements of Cash Flows
For the Three Months Ended June 30, 2026 and 2025
(Unaudited)

	June 30	June 30
	2026	2025

Cash flows from (used in) operating activities
Loss for the period	$(2,396,888)	$(4,163,851)
Items not affecting cash
Allowance (recovery) for credit losses	(2,152)	7,467
Depreciation	205,489	412,166
Share-based payments	5,266	184,144
Loss on disposal of equipment	17,469	-
Accretion and accrued interest	578,517	180,870
Foreign exchange loss / (gain)	(3,075)	6,976
Cash flow used in operating activities before changes in non-cash items	(1,595,374)	(3,372,228)

Changes in working capital items:
Accounts receivable	216,754	378,419
Other receivable, net of financing liability	106,250	-
Inventory	(277,459)	621,084
Prepaids and deposits	(82,733)	166,531
Finance lease receivables	27,331	9,981
Accounts payable and accrued liabilities	181,377	471,014
Deferred revenue	191,247	339,882
Warranty liability	(60,595)	(21,325)
	(1,293,202)	(1,406,642)

Cash flows from (used in) investing activities
Purchase of property and equipment	(1,714)	-
Proceeds from disposal of property and equipment	14,764	-
Restricted deposits	407,726	-
	420,776	-

Cash flows from (used in) financing activities
Repayment of loans from related parties	-	(186,543)
Proceeds from loans from related parties	-	1,200,000
Proceeds from (repayment of) line of credit	554,057	(34,992)
Repayment of revolving term loan facility	(3,457)	(12,105)
Payments on lease liabilities	(159,408)	(49,937)
Repayment of other liabilities	(8,567)	(2,142)
Proceeds from issuance of common shares	-	197,964
Proceeds from issuance of warrants	200,000	200,000
Equity offering costs	-	(34,194)
	582,625	1,278,051

Foreign exchange on cash	(20,728)	32,531

Net (decrease) increase in cash	(310,529)	(96,060)
Cash, beginning of period	328,086	344,244
Cash, end of period	$17,557	$248,184

(The accompanying notes are an integral part of these consolidated condensed interim financial statements)

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial
Statements for the Three Months Ended June 30, 2026 and 2025
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

1. Nature and Continuance of Operations and Going Concern

GreenPower Motor Company Inc. ("GreenPower" or the "Company") was incorporated in the Province of British Columbia on September 18, 2007. The Company is a manufacturer and distributor of purpose-built, all-electric, zero-emission medium and heavy-duty vehicles serving the cargo and delivery market, shuttle and transit space and school bus sector.

The corporate office is located at Suite 240 - 209 Carrall St., Vancouver, Canada.

These consolidated condensed interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the IASB. They do not include all disclosures that would otherwise be required in a complete set of financial statements and should be read in conjunction with our audited financial statements for the year ended March 31, 2026.

The Company's continuing operations are dependent upon its ability to raise capital and generate cash flows. As at June 30, 2026, the Company had a cash balance of $17,557, working capital, defined as current assets less current liabilities, of $8,646,005 accumulated deficit of $(105,529,348) and shareholder's equity of $3,162,716. These consolidated condensed interim financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence. The continuation of the Company as a going concern is dependent on future cash flows from operations including the successful sale and manufacture of electric vehicles to achieve a profitable level of operations and obtaining necessary financing to fund ongoing operations. The Company's ability to achieve its business objectives is subject to material uncertainty which casts substantial doubt upon the Company's ability to continue as a going concern. Management plans to address this material uncertainty by selling vehicles in inventory, collecting accounts receivable, utilizing the Company's operating line of credit and revolving term loan facility and by seeking potential new sources of financing.

These consolidated condensed interim financial statements were approved by the Company's Audit Committee, as delegated by the Board of Directors, on August 14, 2026.

2. Material Accounting Policies

Basis of presentation

GreenPower has applied the same accounting policies and methods of computation in its Consolidated Condensed Interim Financial Statements as in the annual audited financial statements for the year ended March 31, 2026.

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial
Statements for the Three Months Ended June 30, 2026 and 2025
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

2. Material Accounting Policies (continued)

Future accounting pronouncements

Certain new accounting standards and interpretations have been published by the IASB that are mandatory for the annual period beginning April 1, 2027. The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated condensed interim financial statements.

3. Cash

As at June 30, 2026 the Company has a cash balance of $17,557 (March 31, 2026 - $328,086) which is on deposit at major financial institutions in North America. The Company has no cash equivalents as at June 30, 2026 or at March 31, 2026.

4. Accounts Receivable

The Company has evaluated the carrying value of accounts receivable as at June 30, 2026 in accordance with IFRS 9 and a recovery of credit losses of $2,152 was recorded (March 31, 2026 - $10,528). As at June 30, 2026 the Company had an accounts receivable net of allowances balance of $117,220 (March 31, 2026 - $331,822).

5. Finance Lease Receivable

GreenPower's wholly owned subsidiaries San Joaquin Valley Equipment Leasing Inc. and 0939181 BC Ltd. lease vehicles to several customers, and as at June 30, 2026, the Company had a total of 3 (March 31, 2026 - 3) vehicles on lease that were determined to be finance leases and the Company had nil (March 31, 2026 - nil) vehicles on lease that were determined to be operating leases.

As at June 30, 2026, the remaining payments to be received on Finance Lease Receivables are as follows:

30-Jun-26
Year 1	$37,200
Year 2	37,200
Year 3	18,602
less: amount representing interest income	(28,406)
Finance Lease Receivable	$64,596
Current Portion of Finance Lease Receivable	$27,298
Long Term Portion of Finance Lease Receivable	$37,298

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial
Statements for the Three Months Ended June 30, 2026 and 2025
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

6. Inventory

The following is a listing of inventory as at June 30, 2026 and March 31, 2026:

	June 30, 2026	March 31, 2026

Parts	$4,006,717	$3,951,819
Work in Process	11,323,677	11,195,408
Finished Goods	8,885,152	8,678,152

Total	$24,215,546	$23,825,379

The Company's finished goods inventory is primarily comprised of EV Stars, EV Star Cab and Chassis, BEAST Type D school buses, and Nano BEAST Type A school buses. During the three months ended June 30, 2026, the Company booked a recovery of inventory of $80,664, which was included in cost of sales. Excluding this recovery, $133,994 of inventory was included in cost of sales during the period (June 30, 2025 - $1,180,135).

7. Right of Use Assets and Lease Liabilities

The Company has recorded Right of Use Assets ("RoU Assets") and Lease Liabilities in its consolidated statement of financial position related to properties for which the Company has entered into lease agreements that expire in more than one year at the inception of the leases. Rental payments on the Right of Use Assets are discounted using 8% and 12% rates of interest and capitalized on the Consolidated Statement of Financial Position as Lease Liabilities. The value of the Right of Use Assets is determined at lease inception and includes the capitalized lease liabilities, incorporate upfront costs incurred and incentives received, and the value is depreciated over the term of the lease. The right of use assets have a carrying value at June 30, 2026 of $4,360,961 (March 31, 2026 - $4,569,336). For the three months ended June 30, 2026 the Company incurred interest expense of $133,086 (2025 - $149,769) on the Lease Liabilities, recognized depreciation expense of $208,375 (2025 - $208,375) on the Right of Use Assets and incurred total rental payments of $159,408 (2025 - $254,690).

GreenPower entered into a contract of lease-purchase with the South Charleston Development Authority (the "lessor") for a property located in South Charleston, West Virginia during the year ended March 31, 2023 which are included in the Company's right of use assets and lease liabilities as at June 30, 2026 and March 31, 2026.  Under the terms of the lease the Company is eligible for, and the Lessor has agreed to, a reduction in lease payments of $578,500 based on the Company's employees as at December 31, 2024. GreenPower had suspended monthly lease payments to account for the $578,500 reduction, however, on May 22, 2025 GreenPower received a default notice from the lessor. The lessor's interpretation of the lease is that the $578,500 reduction in lease payments is applied at the end of the lease, and GreenPower is in negotiations with the lessor in regards to this interpretation. The reduction in lease payments has been recognized, and resulted in a reduction of the lease liability of $229,012, and is considered a government grant under IAS 20 and has been presented as a net reduction in RoU assets. Title to the property will be transferred to GreenPower once the sum of total lease payments plus the amount of the forgiveness reaches $6.7 million.

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial
Statements for the Three Months Ended June 30, 2026 and 2025
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

7. Right of Use Assets and Lease Liabilities (continued)

The following table summarizes changes in Right of Use Assets between March 31, 2026 and June 30, 2026:

Right of Use Assets, March 31, 2026	$4,569,336
Depreciation¹	(208,375)
Change from lease adjustment	-

Right of Use Assets, June 30, 2026	$4,360,961

The following table summarizes changes in Right of Use Assets between March 31, 2025 and March 31, 2026:

Right of Use Assets, March 31, 2025	$5,479,555
Depreciation	(874,660)
Change from lease adjustment	(35,559)

Right of Use Assets, March 31, 2026	$4,569,336

The following table shows the remaining undiscounted payments on lease liabilities, interest on lease liabilities and the carrying value of lease liabilities as at June 30, 2026.

30-Jun-26
1 year	$1,323,021
thereafter	5,780,149
less amount representing interest expense	(1,765,557)
Lease liability	$5,337,613
Current Portion of Lease Liabilities	$834,041
Long Term Portion of Lease Liabilities	$4,503,572

8. Property and Equipment

The following is a summary of changes in Property and Equipment for the three months ended June 30, 2026:

Property and Equipment, March 31, 2026	$718,557
plus: purchases	1,714
less: disposals	(32,232)
less: depreciation	(109,565)
less: foreign exchange translation	(1,135)
Property and Equipment, June 30, 2026	$577,339

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial
Statements for the Three Months Ended June 30, 2026 and 2025
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

8. Property and Equipment (continued)

The following is a summary of changes in Property and Equipment for the twelve months ended March 31, 2026:

Property and Equipment, March 31, 2025	$1,310,581
less: disposals	(24,962)
less: depreciation	(570,468)
plus: foreign exchange translation	3,406
Property and Equipment, March 31, 2026	$718,557

9. Restricted deposit

As at March 31, 2026, the Company had pledged a $400,000 term deposit, which was classified as a restricted deposit, and the lender on the Company's line of credit had reserved $50,000 from the line of credit as collateral for a $450,000 irrevocable standby letter of credit issued by a commercial bank to an insurance company that is providing the Company with a surety bond to support the Company's importation of goods to the United States.

During the quarter ended June 30, 2026 the term deposit held by the Company matured and was redeemed, including accrued interest. As at June 30, 2026 the Company has reserved $450,000 from the line of credit as collateral for the $450,000 irrevocable standby letter of credit.

10. Line of credit

On January 8, 2026, the Company repaid a line of credit at the BMO Bank of Montreal, which had a credit limit of up to $6 million, and on January 12, 2026, the Company entered into a revolving demand line of credit facility for up to $3 million, as well as a $2 million term loan, both with CIBC (Note 12). The revolving demand line of credit facility with CIBC bears interest at CIBC's US base rate (March 31, 2026 - 7.25%, June 30, 2026 - 7.25%) plus 1.35%, and the line of credit with the BMO Bank of Montreal was bearing interest at BMO's US Base Rate (March 31, 2025 - 8.0%) plus a margin of 5.25% prior to closing the line of credit in January 2026, which increased from a margin of 2.25% as at March 31, 2025.

As a condition to closing the $3 million line of credit, as well as the $2 million term loan, both with CIBC, GreenPower repaid the Bank of Montreal line of credit with proceeds from $5 million term loans from two family offices and the remainder from a portion of the $2 million term loan with CIBC (Note 12). Two directors of the Company provided joint and several guarantees of up to $5 million in support of the CIBC credit facilities (the "Guarantees"). As a bonus for providing the Guarantees one of the directors received 2,016,129 share purchase warrants which entitle the holder to purchase one common share of the Company at an exercise price of $1.24 per share. The second director received, as a bonus for providing the Guarantees, 403,225 common shares of the Company (Note 12, Note 19). The value of the common shares and warrants granted to the directors for providing the Guarantees was determined to be $1 million, and this value has been allocated to the outstanding line of credit and term loan on a pro-rata basis, and this value will be accreted to earnings over a 3-year term. The CIBC line of credit balance, net of the warrant value applied to the line of credit as at June 30, 2026 was determined to be $2,056,535 and as at March 31, 2026 was determined to be $1,452,615.

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial
Statements for the Three Months Ended June 30, 2026 and 2025
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

10. Line of credit (continued)

The Line of Credit and the term loan facility with CIBC (Note 12) are secured by a first and second ranking security interest over property of the Company and certain subsidiaries, and three of the Company's subsidiaries have also provided corporate guarantees. The Line of Credit and the term loan with CIBC contain customary business covenants such as maintenance of security, maintenance of corporate existence, and other covenants typical for corporate lending facilities.

The CIBC line of credit and term loan have a financial covenant to maintain a current ratio, defined as current assets over current liabilities, of greater than 1.25:1, for which the Company was in compliance as at March 31, 2026. Commencing in the quarter ended March 31, 2026, the line of credit is subject to two financial covenants: to maintain a current ratio of greater than 1.25:1, and to maintain a debt service coverage ratio of greater than 1.10x (Note 12). The Company is in compliance with the current ratio but is not in compliance with the quarterly debt service ratio as at June 30, 2026. The CIBC line of credit balance, net of the bonus warrants and bonus shares value applied to the line of credit, as at June 30, 2026, is determined to be $2,056,535 (March 31, 2026 - $1,452,615).

11. Revolving term loan facility

During February 2024, the Company entered into a $5,000,000 revolving loan facility (the "Loan") with Export Development Canada ("EDC"). The Loan is used to finance working capital investments to deliver all-electric vehicles to customers under purchase orders approved by EDC. The Loan allows advances over a 24-month period, has a term of 36 months, and bears interest at a floating rate of US Prime + 5% per annum. The Company has granted EDC a first and second ranking security interest over property of the Company and certain subsidiaries, and the Company and certain subsidiaries have provided Guarantees to EDC. The Company and Countryman Investments Ltd., a company beneficially owned by a director, as well as FWP Holdings LLC, Koko Financial Services Ltd., 0851433 B.C. Ltd., and FWP Acquisition Corp., companies beneficially owned by the Chairman and CEO of the Company, entered into postponement and subordination agreements with EDC under which the parties agreed that the loans from these companies would be subordinate to the lender's security interests and that no payment will be made on these loans before the full repayment of the term loan facility (Note 19).

The EDC term loan facility has two financial covenants. The first covenant is reported quarterly, and is to maintain a current ratio, defined as current assets over current liabilities, of greater than 1.25 to 1.0. The Company is in compliance with this covenant as at June 30, 2026 and March 31, 2026. The second covenant commenced at the 2026 fiscal year end, will be reported quarterly, and is to maintain a debt service coverage ratio of 1.25 to 1.0. The debt service coverage ratio is defined as earnings before interest, taxes, depreciation and amortization ("EBITDA") for the trailing four quarters, divided by the sum of debt payments, capital lease payments, and interest expense, each for the trailing four quarters. As at June 30, 2026 the balance outstanding on the term loan facility, including fees and accrued interest, was $3,588,467 (March 31, 2026 - $3,591,924). The Company is not in compliance with the minimum debt service coverage ratio as at June 30, 2026 or as at March 31, 2026 as the Company has not generated sufficient positive EBITDA in the trailing four quarters ended June 30, 2026 and ended March 31, 2026 to meet the minimum DSCR coverage ratio.

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial
Statements for the Three Months Ended June 30, 2026 and 2025
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

12. Term loan facility

On January 12, 2026 the Company entered into a $2 million term loan facility as well as a revolving demand line of credit facility for up to $3 million, both with CIBC (Note 10). The term loan facility bears interest at CIBC's US Base rate (June 30, 2026 and March 31, 2026 - 7.25%) plus 1.35% and has a term of 36 months. Monthly payments on the term loan facility are interest only for the first 12 months, after which the Company will make monthly payments of principal and interest until the loan maturity. The $2 million term loan facility as well as the revolving demand line of credit facility for up to $3 million, both with CIBC, are secured with personal guarantees from two directors of the Company, as well as corporate guarantees, and are secured by a first and second ranking security interest over property of the Company and certain subsidiaries, and three of the Company's subsidiaries.  On January 12, 2026, as a bonus for providing the Guarantees one of the directors received share purchase warrants with a fair value of $500,000, and the second director received common shares of the Company with a fair value of $500,000 (Note 10, Note 19). The fair value of the common shares and warrants granted to the directors for providing the Guarantees has been allocated to the outstanding term loan and line of credit on a pro-rata basis, and this value will be accreted to earnings over a 3-year term. The CIBC term loan and line of credit are subject to two financial covenants: to maintain a current ratio of greater than 1.25:1, and to maintain a debt service coverage ratio of greater than 1.10x (Note 10). The Company is in compliance with the current ratio but is not in compliance with the quarterly debt service coverage ratio as at June 30, 2026. The CIBC term loan balance, net of the bonus warrants and bonus shares value applied to the term loan, as at June 30, 2026, was determined to be $1,662,100 (March 31, 2026 - $1,628,858).

13. Convertible debentures

On January 22, 2026 the Company approved the conversion of accrued interest and principal from existing related party loans, totaling $7 million, into convertible debentures. The convertible debentures have a maturity date of January 22, 2029, bear interest at 12% per annum, and are convertible into common shares of the Company at the option of the investor at $0.99 per share, which was the closing price of the common shares on January 22, 2026. As at June 30, 2026 $3,459,000 (March 31, 2026 - $3,459,000) of principal of the convertible debentures are with Countryman Investments Ltd. ("Countryman"), a company beneficially owned by a director, $1,874,945 (March 31, 2026 - $3,432,945) are with FWP Acquisition Corp. ("FWP Acquisition"), and $108,045 (March 31, 2026 - $108,045) are with Koko Financial Services Inc. ("Koko). Both FWP Acquisition and Koko are beneficially owned by the Chairman and CEO of the Company. The accrued interest on convertible debentures up to June 30, 2026 was granted to the lenders in common shares of the Company, at $1.44 per share which was the closing price of the shares on the Nasdaq stock exchange on June 29, 2026. Countryman received 127,310 common shares, FWP Acquisition received 126,351 common shares, and Koko received 3,977 common shares (Note 14). Also, on June 30, 2026, FWP Acquisition converted $1,558,000 of principal of the convertible debentures into 1,640 Series B convertible preferred shares (Note 14). The Company recognized $312,587 of debt extinguishment costs related to the conversion of convertible debentures into Series B convertible preferred shares. The convertible debenture liability balance, as at June 30, 2026 was $4,349,076 (March 31, 2026 - $5,654,279). The difference between the principal and accrued interest of the convertible debentures and the liability balance of the convertible debentures is recognized as equity and is being accreted to earnings over the term of the convertible debentures.

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial
Statements for the Three Months Ended June 30, 2026 and 2025
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

14. Share capital

Authorized

The authorized share capital of GreenPower Motor Company Inc. consists of:

  an unlimited number of voting common shares;
  an unlimited number of Series A convertible preferred shares, which have a dividend rate of 9%, have a stated value of $1,000 per share, are non-voting and are convertible into common shares of the Company;
  an unlimited number of Series B convertible preferred shares, which have a dividend rate of 9%, have a stated value of $1,000 per share, are non-voting and are convertible into common shares of the Company.

Issued Share Capital

The Company had the following issued common shares and preferred shares outstanding as at June 30, 2026 and March 31, 2026:

	Balance			Balance
	March 31, 2026	Converted	Issued	June 30, 2026

Common shares	5,029,291	-	2,008,471	7,037,762

Series A convertible preferred shares	1,351	(1,351)	1,500	1,500

Series B convertible preferred shares	4,200	-	2,192	6,392

As at June 30, 2026, the Company had the following issued common shares and preferred shares outstanding:

  7,037,762 common shares
  1,500 Series A convertible preferred shares, with a stated value of $1,500,000, and recorded as a preferred share liability of $1,425,000;
  6,392 Series B convertible preferred shares, with a stated value of $6,392,000, and recorded as $6,093,080 in share capital, including accrued dividends of $145,048.

As at March 31, 2026, the Company had the following issued common shares and preferred shares outstanding:

  5,029,291 common shares
  1,351 Series A convertible preferred shares, with a stated value of $1,351,000, and recorded as a preferred share liability of $1,643,214, including accrued dividends of $21,270;
  4,200 Series B convertible preferred shares, with a stated value of $4,200,000, and recorded as $3,915,130 in share capital, including accrued dividends of $49,498.

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial
Statements for the Three Months Ended June 30, 2026 and 2025
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

14. Share capital (continued)

Common Shares

On September 8, 2025 the Company completed a consolidation of its common shares on the basis of ten pre-consolidation common shares for one post-consolidation common share. All references to share and per share amounts in these condensed interim financial statements have been retroactively restated to give effect to this share consolidation, unless otherwise stated.

During the three months ended June 30, 2026, the Company issued a total of 2,008,471 common shares, comprised of the following:

  Between April 1, 2026 and June 17, 2026, a total of 1,494,423 common shares were issued pursuant to the conversion of 1,351 Series A convertible preferred shares;
  On June 15, 2026, 256,410 common shares were issued to Countryman, a company controlled by a director of the Company, pursuant to the exercise of 256,410 warrants at US$0.78 per share for gross proceeds of $200,000;
  On June 30, 2026, the Company issued 257,638 common shares at $1.44 per share to pay for $371,000 of accrued interest to June 30, 2026 on convertible debentures to the convertible debenture investors. Countryman, a Company controlled by a director of the Company, received 127,310 common shares, FWP Acquisition, a Company controlled by the Chairman and CEO of the Company, received 126,351 common shares, and Koko, a Company controlled by the Chairman and CEO of the Company, received 3,977 common shares (Note 13).

During the year ended March 31, 2026, the Company issued a total of 2,080,153 common shares, comprised of the following:

  A total of 907,558 common shares were issued pursuant to the conversion of 754 Series A convertible preferred shares;
  1,073,792 common shares were issued to companies controlled by the CEO and director of the Company in exchange for providing loans to the Company totaling $4.25 million and for providing a personal guarantee to support the Company's operating line of credit and term loan with CIBC (Note 10, 12, 19);
  98,803 common shares were issued through the 2025 ATM for gross proceeds of $455,095.

At the Market Offering

On March 7, 2025 the Company filed a prospectus supplement to its short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time to time, sell common shares of the Company on the NASDAQ stock exchange for aggregate gross proceeds of up to US$850,000 (the "2025 ATM"). The Company did not sell any shares under the 2025 ATM during the year ended March 31, 2025. During the year ended March 31, 2026 the Company sold a total of 98,803 common shares under the 2025 ATM for gross proceeds of $455,095. The ATM program with Roth Capital Partners, LLC was cancelled on November 13, 2025.

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial
Statements for the Three Months Ended June 30, 2026 and 2025
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

14. Share capital (continued)

Series A Convertible Preferred Shares

On November 14, 2025 the Company filed a prospectus supplement to its short form base shelf prospectus under which it offered 754 Series A convertible preferred shares (the "Series A shares") for gross proceeds of $716,300. Concurrent with this public offering, the Company completed a private placement of 425 Series A shares for gross proceeds of $403,750. Net proceeds from the public offering preferred shares and the private placement preferred shares, after taking into account commissions and other direct costs of the offering, was $951,409. The Series A shares have a dividend rate of 9.0%, a stated value of $1,000 per share and are convertible into common shares of the Company at 105% of the sum of the stated value plus accrued dividends divided by the lower of a) $1.975 or b) 95% of the lowest daily VWAP from the previous 5 trading days. On February 27, 2026 the Company completed a private placement of 926 Series A shares for gross proceeds of $879,700. Net proceeds from the private placement of Series A shares, after taking into account commissions and other direct costs of the offering, was $800,715. The net proceeds of the Series A shares are recorded as a liability when issued, and the fair value of the liability is calculated at each reporting period with changes in the fair value recorded to the statement of operations and comprehensive loss. The Company recorded a loss of $497,149 for the year ended March 31, 2026 related to changes in the fair value of the Series A shares, and recorded $21,270 in accrued dividends on the Series A shares in Other Income. A total of 754 Series A shares were converted into 907,558 common shares of the Company during the year ended March 31, 2026. During the three months ended June 30, 2026 1,351 Series A shares were converted into 1,494,423 common shares of the Company and on June 30, 2026 the Company completed a private placement of 1,500 Series A shares for gross proceeds of $1,425,000 or $1,318,750 net of commissions and other direct costs. The net proceeds were recorded as other receivables as of June 30, 2026 and were subsequently collected.

Series B Convertible Preferred Shares

During the year ended March 31, 2026, the Company created a new series of Series B convertible preferred shares (the "Series B shares"). A total of 4,200 Series B shares were issued to companies owned by the Chairman and CEO of the Company pursuant to the conversion of $3,990,000 in related party loans issued by these same companies. The Series B shares have a stated value of $1,000 per share and are convertible into common shares of the Company at 105% of the sum of the stated value plus accrued dividends divided by the lower of a) $1.975 or b) 95% of the lowest closing share price from the previous 5 trading days. The Series B shares are recorded as equity on the consolidated statements of financial position of the Company as at March 31, 2026, and accrued dividends on Series B preferred shares to March 31, 2026 were $49,498. During the three months ended June 30, 2026 an additional 2,192 Series B shares were issued to companies owned by the Chairman and CEO of the Company pursuant to the conversion of $524,400 in related party loans and the conversion of $1,558,000 of convertible debentures issued by these same companies (Note 19).

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial
Statements for the Three Months Ended June 30, 2026 and 2025
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

15. Stock Options

The Company has two incentive stock option plans whereby it grants options to directors, officers, employees, and consultants of the Company, the 2023 Equity Incentive Plan (the "2023 Plan") which was adopted in order to grant awards to people in the United States, and the 2022 Equity Incentive Plan (the "2022 Plan").

2023 Plan

Effective February 21, 2023, GreenPower adopted the 2023 Plan which was approved by shareholders at our AGM on March 28, 2023 in order to grant stock options or non-stock option awards to people in the United States. Under the 2023 Plan GreenPower can issue stock options that are considered incentive stock options, which are stock options that qualify for certain favorable tax treatment under U.S. tax laws. Nonqualified stock options are stock options that are not incentive stock options. The aggregate fair market value on the date of grant of Shares with respect to which incentive stock options are exercisable for the first time by an optionee subject to tax in the United States during any calendar year must not exceed US$100,000, or such other limit as may be prescribed by the Internal Revenue Code. Non-stock option awards mean a right granted to an award recipient under the 2023 Plan, which may include the grant of stock appreciation rights, restricted awards or other equity-based awards. The aggregate number of Shares issuable under the 2023 Plan (and all of the Company's other Security-Based Compensation Arrangements) will not exceed 246,760. The 2023 plan received final approval on April 18, 2024.

2022 Plan

Effective April 19, 2022 GreenPower adopted the 2022 Equity Incentive Plan (the "2022 Plan"), which was further ratified and re-approved by shareholders at our AGM on March 27, 2026, and which replaced the 2019 Plan. Under the 2022 Plan the Company can grant equity-based incentive awards in the form of stock options ("Options"), restricted share units ("RSUs"), performance share units ("PSUs") and deferred share units ("DSUs"). RSU's, DSU's and PSU's are collectively referred to as "Performance Based Awards". The 2022 Plan is a Rolling Plan for Options and a fixed-plan for Performance-Based Awards such that the aggregate number of Shares that: (i) may be issued upon the exercise or settlement of Options granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements), shall not exceed 10% of the Company's issued and outstanding Shares from time to time, and (ii) may be issued in respect of Performance-Based Awards granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements) shall not exceed 294,912. No performance-based awards have been issued as at June 30, 2026 and March 31, 2026. The 2022 Plan is considered an "evergreen" plan, since Options which have been exercised, cancelled, terminated, surrendered, forfeited or expired without being exercised shall be available for subsequent grants under the 2022 Plan and the number of awards available to grant increases as the number of issued and outstanding Shares increases.

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial
Statements for the Three Months Ended June 30, 2026 and 2025
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

15. Stock options (continued)

The Company had the following incentive stock options granted under the 2023 Plan and the 2022 Plan that are issued and outstanding as at June 30, 2026:

		Exercise	Balance			Forfeited	Balance
Expiry Date		Price	March 31, 2026	Granted	Exercised	or Expired	June 30, 2026
May 18, 2026	CDN	$196.20	2,875	-	-	(2,875)	-
December 10, 2026	CDN	$164.50	41,000	-	-	(700)	40,300
February 14, 2028	CDN	$38.00	43,375	-	-	(375)	43,000
March 27, 2029	CDN	$27.20	45,250	-	-	(250)	45,000
June 28, 2029	CDN	$14.00	2,000	-	-	-	2,000
March 14, 2030	CDN	$7.80	69,625	-	-	(625)	69,000
Total outstanding			204,125	-	-	(4,825)	199,300
Total exercisable			194,675				189,800
Weighted Average
Exercise Price (CDN$)			$52.71	$-	$-	$146.15	$50.44
Weighted Average Remaining Life			2.6 years				2.4 years

As at June 30, 2026, there were 504,476 stock options available for issuance under the 2023 Plan and 2022 Plan, and 703,776 performance-based awards available for issuance under the 2023 Plan and the 2022 Plan.

During the three months ended June 30, 2026:

   4,825 stock options exercisable at a weighted average share price of CDN$146.15 were forfeited or expired.
   During the three months ended June 30, 2026, the Company incurred share-based compensation expense with a measured fair value of $5,266 (June 30, 2025 - $184,144). The fair value of the options granted and vested were recorded as share-based payments on the Consolidated Condensed Interim Statements of Operations and Comprehensive Profit and Loss.
   Subsequent to the end of the quarter, between July 1, 2026 and August 13, 2026, 9,750 stock options exercisable at a weighted average exercise price of CAD$8.12 per share were forfeited (Note 23).

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial
Statements for the Three Months Ended June 30, 2026 and 2025
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

16. Warrants

The Company had the following warrants outstanding as at June 30, 2026:

		Exercise	Balance			Forfeited	Balance
Issue date	Expiry date	price (US$)	31-Mar-26	Issued	Exercised	or expired	30-Jun-26

May 9, 2024	May 9, 2027	18.20	157,500	-	-	-	157,500
Oct 30, 2024	Oct 30, 2027	12.50	15,000	-	-	-	15,000
Wednesday, May 14, 2025	Friday, May 14, 2027	4.60	108,696	-	-	-	108,696
Wednesday, May 28, 2025	Friday, May 28, 2027	4.40	56,819	-	-	-	56,819
Friday, June 6, 2025	Sunday, June 6, 2027	4.40	34,091	-	-	-	34,091
Friday, June 27, 2025	Sunday, June 27, 2027	3.80	26,316	-	-	-	26,316
Friday, July 4, 2025	Sunday, July 4, 2027	4.10	30,488	-	-	-	30,488
Tuesday, January 6, 2026	Saturday, January 6, 2029	0.78	3,205,128	-	(256,410)	-	2,948,718
Monday, January 12, 2026	Friday, January 12, 2029	1.24	2,016,129	-	-	-	2,016,129

Total			5,650,167	-	(256,410)	-	5,393,757

On June 15, 2026, 256,410 common shares were issued to Countryman, a company controlled by a director of the Company, pursuant to the exercise of 256,410 warrants at US$0.78 per share for gross proceeds of $200,000. Subsequent to the end of the quarter, on July 31, 2026, 320,513 common shares were issued to Countryman, a company controlled by a director of the Company, pursuant to the exercise of 320,513 warrants at US$0.78 per share for gross proceeds of $250,000 (Note 23).

17. Deferred Revenue

The Company recorded deferred revenue of $2,767,297 for deposits received from customers for the sale of all-electric vehicles and parts which were not delivered as at June 30, 2026 (March 31, 2026 - $2,576,050).

	Three months ended,	Twelve months ended,
	June 30, 2026	March 31, 2026
Deferred Revenue, beginning of period	$2,576,050	$10,138,356
Additions to deferred revenue during the period	551,414	5,634,600
Deposits returned	-	(3,947)
Revenue recognized from deferred revenue during the period	(360,167)	(13,192,959)
Deferred Revenue, end of period	$2,767,297	$2,576,050

Current portion	$2,767,297	$2,576,050
Long term portion	-	-
	$2,767,297	$2,576,050

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial
Statements for the Three Months Ended June 30, 2026 and 2025
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

18. Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, finance lease receivables, line of credit, loans payable to related parties, term loan, accounts payable and accrued liabilities, Series A convertible preferred share liability, other liabilities, and lease liabilities. All of these financial instruments are classified as amortized costs, except for Series A convertible preferred share liability, which is classified as FVPTL.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3: Inputs that are not based on observable market data

The fair value of the Company's financial instruments approximates their carrying value, other than the Series A convertible preferred share liability which is measured using level 3 inputs.

The Company has exposure to the following financial instrument-related risks.

Credit risk

The Company's exposure to credit risk is on its cash, accounts receivable, and on its finance lease receivable. The maximum exposure to credit risk is their carrying amounts in the consolidated statement of Financial Position.

Cash consists of cash bank balances held in major financial institutions in Canada and    the United States with a high credit quality and therefore the Company is exposed to minimal risk. The Company assesses the credit risk of its account receivable and finance lease receivables at each reporting period end and on an annual basis. As at June 30, 2026, the Company recorded an allowance for doubtful accounts of $241,968 against its accounts receivable (March 31, 2026 - $256,788).

Liquidity risk

The Company tries to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's cash balances and available liquidity on the Company's $3 million operating line of credit. The Company's cash is invested in bank accounts at major financial institutions in Canada and the United States and is available on demand. The continuation of the Company as a going concern is dependent on future cash flows from operations including the successful sale and manufacture of electric vehicles to achieve a profitable level of operations and obtaining necessary financing to fund ongoing operations. The Company's ability to achieve its business objectives is subject to material uncertainty which casts substantial doubt upon the Company's ability to continue as a going concern (Note 1). The Company will continue to rely on additional financings to further its operations and meet its capital requirements.

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial
Statements for the Three Months Ended June 30, 2026 and 2025
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

18. Financial Instruments (continued)

Market risks

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange. The Company is exposed to interest rate risk with respect to its line of credit (Note 10), its revolving term loan facility (Note 11), and its term loan facility with the Canadian Imperial Bank of Commerce ("CIBC)" (Note 12). Assuming the drawn amounts on the line of credit, revolving term loan, and term loan facility are unchanged, a 1% change in the base rate or prime rate applicable to these two liabilities would result in a change of approximately $51,000 to comprehensive income/loss.

The Company is exposed to foreign exchange risk as it conducts business in both the United States and Canada. Management monitors its foreign currency balances, but the Company does not engage in any hedging activities to reduce its foreign currency risk.

As at June 30, 2026, the Company was exposed to currency risk through the following financial assets and liabilities in CDN Dollars.

CAD

Cash	$7,343
Prepaids and deposits	$10,988
Accounts Payable and Accrued Liabilities	$(744,350)

The CDN/USD exchange rate as at June 30, 2026 was $0.7037 (March 31, 2026 - $0.7174). Based on the net exposure and assuming all other variables remain constant, a 10% change in the appreciation or depreciation of the Canadian dollar relative to the US dollar would result in a change of approximately $51,100 to net income/(loss).

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial
Statements for the Three Months Ended June 30, 2026 and 2025
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

19. Related Party Transactions

A summary of compensation and other amounts paid to or accrued for directors, officers and key management personnel is as follows:

	For the Three Months Ended
	30-Jun-26	30-Jun-25

Salaries and Benefits (1)	$148,735	$135,280
Consulting fees (2)	137,083	126,250
Non-cash Options Vested (3)	-	109,517
Total	$285,818	$371,047

1) Salaries and benefits incurred with directors and officers are included in Salaries and administration on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss.

2) Consulting fees included in Salaries and administration on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss are paid to the Chairman and CEO for management consulting services, as well as Director's Fees paid to GreenPower's independent directors.

3) Amounts recognized for related party stock-based compensation are included in Share-based payments on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss.

Accounts payable and accrued liabilities at June 30, 2026 includes $365,839 (March 31, 2026 - $36,695) owed to officers, directors, and companies controlled by officers and directors, and shareholders, which is non-interest bearing, unsecured and has no fixed terms of repayment.

On June 15, 2026, 256,410 common shares were issued to Countryman Investments Ltd. ("Countryman"), a company controlled by a director of the Company, pursuant to the exercise of 256,410 warrants at US$0.78 per share for gross proceeds of $200,000.

On June 30, 2026, the following shares were issued to convertible debenture investors, all of whom are related parties, for settlement of accrued interest on convertible debentures. The common shares were issued at US$1.44 per share, the closing price of the Company's shares on the Nasdaq stock exchange on June 29, 2026:

  127,310 common shares issued to Countryman, settled by way of US$183,327 in accrued interest;
  126,351 common shares issued to FWP Acquisition Corp. ("FWP Acquisition"), a company controlled by the CEO and chairman of the Company, settled by way of US$181,946 in accrued interest;
  3,977 common shares issued to Koko Financial Services Ltd. "Koko"), a company controlled by the CEO and chairman of the Company, settled by way of US$5,727 in accrued interest;

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial
Statements for the Three Months Ended June 30, 2026 and 2025
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

19. Related Party Transactions (continued)

On June 30, 2026, a total of 2,192 series B convertible preferred shares were issued to companies controlled by the CEO and chairman of the Company, settled by way of conversion of loans and convertible debentures made by these companies to the Company:

  324 series B convertible preferred shares issued to Koko for US$307,800, settled by principal and accrued interest on a loan from Koko;
  228 series B convertible preferred shares issued to 0851433 BC Ltd. ("0851433") for US$216,600, settled by principal and accrued interest on a loan from 0851433;
  1,640 Series B convertible preferred shares issued to FWP Acquisition settled in the amount of $1,558,000 of Convertible Debentures owing to FWP Acquisition.

During the year ended March 31, 2026 the Company received the following loans from related parties. Principal and interest on these loans were converted into convertible debentures during the year (Note 13).

  On May 13, 2025, the Company announced a term loan offering of up to $2,000,000 from several related party lenders. During the year ended March 31, 2026, the Company entered into five tranches under the term loan offering for gross proceeds of $1.75 million.
  On January 6, 2026 the Company received two term loans of $2.5 million each, for $5 million in total, from two family offices that are Related Parties.

As at March 31, 2026 the loans from related parties recorded in long term liabilities totaled $519,436 and was comprised of principal and accrued interest on loans from Koko and 0851433.

During the year ended March 31, 2026, the Company granted 5,477,667 warrants to companies that are beneficially owned by directors and an officer of the Company as a bonus for providing loans to the Company and for providing personal guarantees on the Company's line of credit and term loan facility (Notes 10, 12, 14, 16):

  On May 14, 2025 the Company granted 54,348 warrants with an exercise price of $4.60 per share to FWP Acquisition;
  Between May 14, 2025 and January 12, 2026, the Company granted 5,423,319 warrants with exercise prices ranging from $0.78 per share to $4.60 per share to Countryman.

During the year ended March 31, 2026 a total of 1,073,792 common shares were issued to companies controlled by the CEO and director of the Company in exchange for providing loans to the Company totaling $4.25 million and for providing a personal guarantee to support the Company's operating line of credit and term loan with CIBC (Note 10, 12, 14).

On January 22, 2026, the Company converted $7 million of principal and accrued interest from loans from related parties into convertible debentures (Note 13). $3,459,000 of principal of the convertible debentures are with Countryman, $3,432,945 were with FWP Acquisition, and $108,045 are with Koko.

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial
Statements for the Three Months Ended June 30, 2026 and 2025
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

19. Related Party Transactions (continued)

During the year ended March 31, 2026 the Company issued 4,200 Series B convertible preferred shares to 0851433 FWP Holdings LLC, and FWP Acquisition, all of which are companies beneficially owned by the CEO and chairman of the Company pursuant to the conversion of $3,990,000 in principal and accrued interest on related party loans issued by these same companies (Note 14).

Subsequent to the end of the quarter:

  on July 31, 2026, 320,513 common shares were issued to Countryman pursuant to the exercise of 320,513 warrants at US$0.78 per share for gross proceeds of $250,000 (Note 23);
  on August 6, 2026, 244,201 common shares were issued to Koko, a company controlled by the CEO and director of the Company, pursuant to the conversion of 324 Series B convertible preferred shares (Note 23).

20. Segmented information and supplemental cash flow disclosure

The Company operates in one reportable operating segment, being the manufacture and distribution of all-electric medium and heavy-duty vehicles serving the cargo and delivery market, shuttle and transit space and school bus sector.

The Company's revenues allocated by geography for the three months ended June 30, 2026 and 2025 are as follows:

	For the Three Months Ended
	June 30, 2026	June 30, 2025
United States of America	$437,560	$1,227,600
Canada	1,588	321,867

Total	$439,148	$1,549,467

As at June 30, 2026 and March 31, 2026, over 90% of the Company's property and equipment are located in the United States.

	As at
	June 30, 2026	March 31, 2026
United States of America	$526,140	$657,826
Canada	51,199	60,731

Total	$577,339	$718,557

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial
Statements for the Three Months Ended June 30, 2026 and 2025
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

20. Segmented information and supplemental cash flow disclosure (continued)

The Company's cash payments of interest and taxes during the three months ended June 30, 2026 and 2025 are as follows:

	For the Three Months Ended
	June 30, 2026	June 30, 2025
Interest paid	$233,177	$391,028
Taxes paid	$-	$-

21. Warranty Liability

The Company generally provides its customers with a base warranty on its vehicles including those covering brake systems, lower-level components, fleet defect provisions and battery-related components. The majority of warranties cover periods of five years, with some variation depending on the contract. Management estimates the related provision for future warranty claims based on historical warranty claim information as well as recent trends that might suggest past cost information may differ from future claims. This assessment relies on estimates and assumptions about expenditures on future warranty claims.

Actual warranty disbursements are inherently uncertain, and differences may impact cash expenditures on these claims. It is expected that the Company will incur approximately $800,304 in warranty costs within the next twelve months, with disbursements for the remaining warranty liability incurred after this date. An accrual for expected future warranty expenditures is recognized in the period when the revenue is recognized from the associated vehicle sale and is expensed in Product Development Costs in the Company's Sales, general and administrative costs.

The following table summarizes changes in the warranty liability over the three months ended June 30, 2026 and the year ended March 31, 2026:

	3 months ended	Year ended
	June 30, 2026	March 31, 2026

Opening balance	$2,520,459	$2,565,429
Warranty additions	-	364,710
Warranty disbursements	(60,489)	(409,847)
Foreign exchange translation	(106)	167
Total	$2,459,864	$2,520,459

Current portion	$800,304	$817,482
Long term portion	1,659,560	1,702,977
Total	$2,459,864	$2,520,459

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial
Statements for the Three Months Ended June 30, 2026 and 2025
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

22. Litigation and Legal Proceedings

The Company filed a civil claim against the prior CEO and Director of the Company in the Province of British Columbia in 2019, and the prior CEO and Director of the Company has filed a response with a counterclaim for wrongful dismissal in the Province of British Columbia. The prior CEO and Director of the Company also filed a similar claim in the state of California in regards to this matter, and this claim has been stayed pending the outcome of the claim in British Columbia. There has not been a resolution on the British Columbia claim or counterclaim, or the California claim as at June 30, 2026.

During April 2023, the Company repossessed 28 EV Stars and 10 EV Star CC's after a lease termination due to non-payment. During May 2023 this customer filed a claim in the state of California against the Company and a subsidiary. As of March 31, 2026 GreenPower entered into a settlement agreement under which GreenPower agreed to transfer four used vehicles to the customer to resolve this dispute. The vehicles were transferred to the customer during the quarter ended June 30, 2026.

23. Subsequent Events

Subsequent to the end of the reporting period:

  Between July 1, 2026 and August 13, 2026, 9,750 stock options exercisable at a weighted average exercise price of CAD$8.12 per share were forfeited;

  On July 31, 2026, 320,513 common shares were issued to Countryman, a company controlled by a director of the Company, pursuant to the exercise of 320,513 warrants at US$0.78 per share for gross proceeds of $250,000;

  On August 6, 2026, 244,201 common shares were issued to Koko, a company controlled by the CEO and director of the Company, pursuant to the conversion of 324 Series B convertible preferred shares;

  Between July 1, 2026 and August 13, 2026, 1,200 Series A convertible preferred shares were converted into 966,313 common shares of the Company, and 80% of the Series A convertible share liability of $1,425,000 as at June 30, 2026 was transferred into share capital.